UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2008.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  May 5, 2008                         /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: OAY
                              NASDAQ OTCBB: AJRSF
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                           NEWS RELEASE - MAY 5, 2008

     AMERA COMPLETES GEOPHYSICAL PROGRAM ON COCHA COPPER-SILVER-GOLD PROJECT

AMERA RESOURCES CORPORATION (the "Company") (AMS-TSX.V; AJRSF-OTC; OAY-Frankfurt) is pleased to report VDG del Peru S.A.C. has completed a total of
37.5 line kilometres of Induced Polarization (IP) and 39.7 line kilometres of ground magnetometer surveys covering the Central Cocha, South Cocha and East Cocha targets on the Company's 7,000ha Cocha copper-silver-gold project in Junin Department, Peru.

The Central Cocha target forms a chargeability anomaly that corresponds to the mineralization intersected in drillholes and sampled on surface at the Discovery Outcrop Zone. A strong, broad chargeability anomaly crosscuts the down dip extension from the mineralized zone and resembles a sulfide-bearing intrusion starting at 200m depth beneath the surface. At South Cocha, a linear high chargeability anomaly corresponds with mineralized outcrop and is open to depth, while a parallel buried linear chargeability high delineates a second drill target to the northwest. At East Cocha narrow high grade gold-silver-copper mineralization corresponds to low chargeability, and is flanked by two strong chargeability highs concealed beneath alluvial cover.

"This geophysical work program has generated some very attractive drill targets," stated Nikolaos Cacos, President and C.E.O. "It is particularly encouraging that we have established a definitive geophysical model over proven drill tested mineralization and have identified a number of untested drill targets with similar geophysical characteristics."

The Company is planning another drilling campaign to test drill targets generated by the geophysical surveys, geochemical studies and geologic mapping on its South Cocha and East Cocha targets. Additional drilling will also test the large chargeability anomaly at depth beneath the Central Cocha zone.

Technical Summary

Amera completed an array of IP and ground magnetometer surveys over each target. A total of 25 IP lines and 27 magnetometer lines are spaced between 100m and 200m with lines extending from 1200m to 2000m in length. Grid lines are oriented perpendicular to the geologic structure that hosts mineralization. IP data were collected along pole-dipole stations every 100m except in Central Cocha where 50m pole-dipole stations were used for higher resolution. The IP survey was designed to test for sulfide concentrations up to 395m depth. Ground magnetic data were collected along the same grid lines as the IP, however extra magnetic lines were added at Central Cocha. Inverted 2D sections and horizontal depth slices were generated from the IP data to create chargeability and resistivity contour images. Surface contour maps were created from the ground magnetometer surveys. The IP and magnetic studies succeeded in demonstrating that outcropping drill targets at Central and South Cocha have a geophysical signature and in addition identified several concealed targets within Amera's Cocha claim block.


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NEWS RELEASE                                                         MAY 5, 2008
AMERA RESOURCES CORPORATION                                               PAGE 2
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Central Cocha

Cocha geophysical studies started at the Central Cocha "discovery outcrop" where
37.9 m of stratabound sulfide mineralization grading 3.61% copper and 38.2 g/t silver was encountered in drill hole CO-07-20 (see January 11, 2008 News Release). The survey was completed over the drill-tested mineralized zone to characterize the IP, resistivity and magnetic response for application to additional nearby stratabound prospects. Although a steep dipping IP response correlates well with the Central Cocha drill-tested mineralized zone, a broad chargeability high is coincident with a resistivity high and magnetic low at approximately 200m depth from surface and about 40m beneath Amera's deepest diamond drill hole. In order to better define the large anomaly, Amera filled in the original IP line with 50m pole-dipole spacing and added three more lines. Two lines are spaced 100m on either side of the discovery outcrop line and the fourth is perpendicular. The additional lines confirm the IP anomaly, which according to its shape, size and chargeability resembles a sulfide bearing intrusive stock Drilling is planned to test the concealed geophysical anomaly.

South Cocha

IP and ground magnetic surveys totaling 16.8 line kilometers along 11 survey lines were carried out over the South Cocha target where surface rock samples range up to 3.5% copper and 343 g/t silver. A strong linear chargeability high and resistivity high corresponds with outcropping mineralization in the south central portion of the survey area. A second chargeability high parallels this anomaly to the northwest and is concealed approximately 50m from surface. Amera plans to drill test the chargeability anomaly down-dip from the outcropping mineralized trend and the concealed western IP target.

East Cocha

High-grade structurally-controlled gold-copper-silver mineralization associated with quartz-barite veining up to 2m in width, and traced on surface for 600m, at the the East Cocha target corresponds with low chargeability defined by 10 survey lines totaling 15.1 line kilometres. The outcropping mineralization, however, is flanked on either side by chargeability highs . In cross section the eastern anomaly appears to outcrop but is buried beneath glacio-fluvial cover on surface and corresponds to a low magnetic response. Amera plans to drill test the western IP anomaly.

Updated maps and sections for the Cocha Copper-Silver Project and each of the target areas can be viewed at www.ameraresources.com/projects/cocha/geophysics.

Technical information for this press release is presented by Peter Ellsworth, Vice President Exploration for Amera and a Qualified Person as defined in National Instrument 43-101.

AMERA RESOURCES CORPORATION is a metals exploration company focused on the Americas. Its strength lies in the discovery and advancement of prospective properties throughout North and South America. The Company is in the midst of an aggressive exploration program focused on its property portfolio in Peru. Management is constantly evaluating new opportunities through its extensive network of contacts in the resource sector. The Amera team is committed to growth and adding shareholder value through precious and base metal discoveries.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact, Alex Mason, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2008 NUMBER 9

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